

Mail Stop 3561

June 1, 2017

Rajiv Shukla
Chief Executive Officer
Constellation Alpha Capital Corp.
Emerald View, Suite 400, 2054 Vista Parkway
West Palm Beach, FL 33411

> **Re:** **Constellation Alpha Capital Corp.**
> **Registration Statement on Form S-1**
> **Filed May 18, 2017**
> **File No. 333-218093**

Dear Mr. Shukla:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Financial Data, page 21

1. Please provide us with your calculation of each amount in the "as adjusted" column, as although footnote 1 states that the amounts include the $3,800,000 proceeds from the private placement, we are unable to recalculate.

Dilution, page 62

2. We note your calculation of the hypothetical IPO price per share of $9.09 for the dilution table by including the contingent 1,250,000 ordinary shares issued for outstanding rights upon the initial business combination. In that regard, we are unclear about your basis of including the contingent shares in arriving at your IPO price for dilution calculation. Please explain or revise

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at 202-551-3624 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP